October 20, 2014

VIA EDGAR AND OVERNIGHT MAIL

Securities and Exchange Commission

Staff Attorney | Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attn: Kristi Marrone

Re: CAM Group, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2013

Filed April 15, 2014

File No. 001-33907

Ms. Marrone:

CAM Group, Inc. (the “Company”) hereby submits its response letter for the comments by the staff of the Division of the Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) dated September 4, 2014, relating to the abovementioned 10-K. The Company has amended the 10-K in response to the SEC's comments. Captions and section headings herein will correspond to those set forth in Amendment No. 1 to the 10-K, a copy of which has been marked with the changes from the initial filing, and is enclosed herein. Please note that for the Staff’s convenience, we have recited each of the Staff’s comments in the order in which they appeared in the comment letter and provided the Company’s response to each comment immediately thereafter.

Item 1. Business, page 4

1.	We note that you have acquired marketing rights to a network of 16,000 retail stores. Please tell us when you acquired the rights, what consideration you paid, if any, to acquire the rights, and how you have accounted for the rights in your financial statements.

Response: We have acquired marketing rights to a network of 16,000 retail stores by forming a joint venture company called China Agriculture Media (Hebei) Co., Ltd, (“JV Company”) with Hebei Agricultural Means of Production Co., Ltd (“Hebei AMP”). A Joint Venture Contract was entered into between and amongst China Agriculture Media Group Co. Ltd., our wholly-owned subsidiary, and Hebei AMP on March 25, 2011, pursuant to which, we indirectly owned 60% of the JV Company by contributing approximately $159,000 (RMB 1,000,000) and Hebei AMP owned 40% of the JV Company by assisting us setup the network for our advertising business. A copy of the Joint Venture Contract was attached as Exhibit 10.3 to Form 8-K filed on April 24, 2012. The financial statements of JV Company were consolidated into our financial statements since inception of the JV Company.

Employees, page 9

2.	We note that you share Hebei AMP’s existing workforce. Please tell us if there are any cost sharing arrangements in place, or otherwise how you have accounted for personnel costs of shared employees.

Response: After the establishment of JV Company, some personnel designated by Hebei AMP held positions in both JV Company and Hebei AMP, such as Mr. Chen Lijun, who is the Chairman and President of Hebei AMP and also was Chairman of the Company during the period from April 17, 2012 through December 11, 2013; and Mr. Peng Guo Jiang, who is the Vice President of Hebei AMP, and also was General Manager, Director of the Company during the period from April 17, 2012 through December 11, 2013. However, with respect to accounting, JV Company is an individual operating company with separate bookkeeping for its assets, liabilities, revenues and expenses, which was consolidated into our financial statements since inception of the JV Company.

Item 1A. Risk Factors, page 9

If we fail to maintain effective internal controls, we may not be able to accurately report ..., page 11

3.	We note your disclosure on page 28 that you have not established effective internal controls. In future Exchange Act reports, please revise this risk factor to discuss this determination and to explain the significant deficiencies identified during your assessment of the effectiveness of your internal control over financial reporting.

Response: We have revised the risk factor to include the followings:

We have determined, based on the evaluation of our internal controls and financial reporting, that we had significant deficiencies caused by our lack of sufficient qualified accounting and financing personnel with an appropriate level of US GAAP knowledge and experience appropriate to our financial reporting requirements. This deficiency, if not corrected, could adversely affect our ability to initiate, authorize, record, process or report financial data in accordance with US GAAP.

Item 7. Management’s Discussion and Analysis of Operation, page 15

Revenues - Related Party, page 15

4.	We note that Hebei AMP chose not to renew its advertising contract with you when it expired on December 31, 2013. Please tell us and disclose in future filings if this decision has had, or if you anticipate that it will have, an impact on the marketing rights acquired by you to advertise in the Network stores managed by Hebei AMP.

Response: We have revised the disclosure in both sections: Item 1. Business and Item 7. Management’s Discussion and Analysis of Operation to include the following discussion.

We do not believe the termination of our advertising contract with Hebei AMP will have an impact on our marketing rights because we have acquired marketing rights to a network of 16,000 retail stores by forming a joint venture company with Hebei AMP, which is an individual operating company, and Hebei AMP indirectly owns 2% of the capital interest of the JV Company.

Consolidated Balance Sheets, page 19

5.	Please revise your presentation to include Non-controlling interest within Total equity.

Response: The consolidated balance sheets have been revised to include the non-controlling interest within the equity section.

Consolidated Statements of Changes in Stockholders’ Deficits, page 22

6.	Please revise to include Non-controlling interests within the Statement of Changes in Stockholders’ Deficit.

Response: The Statement of Changes in Stockholders’ Deficit has been revised to include the non-controlling interests.

Note 2. Summary of Significant Accounting Policies, page 24

Accounts Receivable, page 24

7.	We note that you have a material balance in accounts receivable as of December 31, 2013. Please tell us and disclose in future filings if this amount was 1) recorded net of an allowance for doubtful accounts, and if so, the amount, 2) due from a related party and 3) the specific methodologies used to assess collectability.

Response: As of December 31, 2013, approximate 37% of our accounts receivable were aged between 0-90 days, and approximately 63% of our accounts receivable were aged between 91-180 days. We did not made any provision for bad debts because the credit period of 91-180 days is a normal industry practice of operation and we have conducted a credit assessment on all creditors before granting credit to customers. In addition, we are constantly monitoring credit risk.

The creditors are not related parties.

We used historical data as well as a subsequent period review of collections to determine no bad debt allowance was required.

Note 8. Income Taxes, page 27

8.	We note that you have a significant income tax payable on your balance sheet and it does not appear that you have made a cash payment for current taxes due in at least two years. Please confirm to us whether or not this is accurate, and if so, the reason that no income tax payments have been paid and whether any interest or penalties have been or are reasonably likely to be assessed. We may have further comment.

Response: Our subsidiary, CAM HK is applying for an offshore exemption claim from the Inland Revenue Department (“IRD”), Hong Kong. The case is still in process in the IRD and therefore no cash payment yet and no extension penalties are expected.

Item 9A. Controls and Procedures, page 28

9.	Please advise us of management’s current plans, if any, or actions already undertaken, for remediating the material weakness and please include such disclosure in future Exchange Act reports.

Response: Subject to the availability of capital, we are seeking to remediate our deficiencies. Until we are able to employ an employee, on a full time basis, with the requisite background and experience, we will engage experienced consultants on a part time basis to help remediate the deficiencies.

Item 10. Directors, Executive Officers, Promoters and Control Persons. . ., page 29

10.	We refer to your Form 8-K filed on January 10, 2014, which disclosed the appointment of two new directors: Renchang Ma and Zhaohui Ma. We cannot locate any disclosure regarding these directors in your Form 10-K. In future Exchange Act reports, please revise this section to include the disclosure required by Item 401 of Regulation S-K for each of your directors and officers. Further, please clarify the business experience of each director and officer, including their principal occupations and employment during the past five years.

Response: We have revised the disclosure in our 10-K to include the biographies of Renchang Ma and Zhaohui Ma, and to clarify the business experience of each director and officer, including their principal occupations and employment during the past five years.

11.	In future Exchange Act reports, please revise this section to disclose your definition of independence for determining whether your directors are independent. Refer to Item 407(a) of Regulation S-K.

Response: Our definition for determining whether our directors are independent is the definition of independence in the NASDAQ Stock Market Listing Rules.

12.	Please include the signatures of a majority of the board of directors. Please also clarify that Kit Ka is signing in her individual capacity as principal executive officer, principal financial officer, and principal accounting officer, or advise. Refer to General Instruction D of Form 10-K.

Response: The signatures of a majority of the board of directors are included in 10-K, and Kit Ka is signing in her individual capacity as principal executive officer, principal financial officer, and principal accounting officer in 10-K.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stock

Holder Matters, page 32

13.	In future Exchange Act reports, please revise the table on page 32 to add a column to state the percentage of preferred stock owned by each beneficial owner. Refer to Item 403 of Regulation S-K.

Response: A column to state the percentage of preferred stock owned by each beneficial owner has been added into the table for beneficial ownership of securities.

We hereby acknowledge that:

·	We are responsible for the adequacy and accuracy of the disclosure in the filing;
·	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
·	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the foregoing is responsive to the Staff’s comments. Please do not hesitate to call me via email at kakit5110@gmail.com if you have any further questions. Thank you.

Very truly yours,

CAM Group, Inc.
/s/ Kit Ka
Name: Kit Ka
Title: Chief Executive Officer